SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

                                   ----------

                                   FORM 8-A/A
                                 AMENDMENT NO. 3

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           United Water Resources Inc.
             (Exact Name of Registrant as Specified in Its Charter)


     New Jersey                                      22-244147
     ----------                                      ---------
     (State of Incorporation or Organization)        (I.R.S. Employer
                                                     Identification no.)

     200 Old Hook Road
     -----------------
     Harrington Park, New Jersey                       07640
     ---------------------------                     ---------
     (Address of Principal Executive Offices)        (Zip Code)


          If this form relates to the       If this form relates to the
          registration of a class of        registration of a class of
          securities pursuant to            securities pursuant to
          Section 12(b) of the Exchange Section 12(g) of the Exchange Act and is effective pursuant Act and is effective pursuant to General Instruction A.(c), to General Instruction A.(d), check the following box. |X| check the following box. [ ]


Securities Act registration statement file number to which this form
relates:    ____________________
              (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                   Name of Each Exchange on Which
       to be so Registered                   Each Class is to be Registered
       -------------------                   ------------------------------

    Preferred Share Purchase Rights          New York Stock Exchange, Inc.
    -------------------------------          -----------------------------


Securities to be registered pursuant to Section 12(g) of the Act:
    None
    ----

Item 1.  Description of Registrant's Securities to be Registered.

     On September 15, 1993, the Board of Directors of United Water Resources Inc. adopted and approved the execution of amendment no. 1, dated as of September 15, 1993, to the Rights Agreement dated as of July 12, 1989, between United Water Resources Inc. and First Interstate Bank of California, successor to the trust business of First Interstate Bank, Ltd., as rights agent. Amendment no. 1 was executed in connection with the Agreement and Plan of Merger dated as of September 15, 1993, between United Water Resources Inc. and GWC Corporation, and a governance agreement between Lyonnaise des Eaux-Dumez, a French corporation, and United Water Resources Inc. Amendment no. 1 provided that the rights would not become exercisable as a result of the Agreement and Plan of Merger dated as of September 15, 1993, and related agreements and transactions. A copy of amendment no. 1 is filed as an exhibit to this document.

     On July 30, 1999, the Board of Directors of United Water Resources Inc. adopted and approved execution of amendment no. 2 to the Rights Agreement, dated as of July 30, 1999, between the company and ChaseMellon Shareholder Services, LLC, as successor to the trust business of First Interstate Bank, Ltd., as rights agent. Amendment no. 2 extended the expiration date of the rights to April 22, 2006. It also eliminated a provision that gave shareholders the right to authorize redemption of the rights when the company received an all cash, all share tender offer. A copy of amendment no. 2 is filed as an exhibit to this document.

     On August 20, 1999, the Board of Directors of United Water Resources Inc. adopted and approved execution of amendment no. 3 to the Rights Agreement, dated as of August 20, 1999, between the company and ChaseMellon Shareholder Services, LLC, as successor to the trust business of First Interstate Bank, Ltd., as rights agent. Amendment no. 3 was executed in connection with the Agreement and Plan of Merger dated as of August 20, 1999, between United Water Resources Inc., Lyonnaise American Holding, Inc., LAH Acquisition Co. and Suez Lyonnaise des Eaux. Amendment no. 3 provided that the rights would not become exercisable as a result of the Agreement and Plan of Merger dated as of August 20, 1999, or the consummation of the transactions contemplated by that Agreement and Plan of Merger. Amendment no. 3 also provided that the rights will expire at the Effective Time as defined in the Agreement and Plan of Merger dated as of August 20, 1999. Copies of amendment no. 3 and of the Agreement and Plan of Merger dated as of August 20, 1999 are filed as exhibits to this document.

     A summary of the Rights Agreement, as amended, follows.

     On July 6, 1989, the Board of Directors of United Water Resources Inc. declared a dividend distribution of one right for each outstanding share of our common stock, no par value. We distributed the rights on August 1, 1989 to shareholders of record on July 21, 1989. The right entitles its holder to purchase from us one-one hundredth of a share of our series A participating preferred stock, no par value, at a price of $60.00 for each one-hundredth interest, subject to adjustment for various changes in the company's capital structure, as described below. We may adjust this price, as described below. This description of the Rights Agreement is not complete, and we qualify this description by referring to the Rights Agreement, made between us and First Interstate Bank, Ltd., as rights agent, as well as amendments nos. 1, 2 and 3. We also incorporate the Rights Agreement and amendments nos. 1, 2 and 3 herein by reference. A copy of the Rights Agreement is attached as Exhibit 1.

CERTIFICATES TO REPRESENT THE RIGHTS

     We have not issued separate rights certificates for the rights. Instead, the rights are attached to all certificates representing shares of outstanding common stock. The rights will separate from the common stock on the earlier of:

     o 10 days after the date of a public announcement that a person or group of affiliated or associated persons acquired beneficial ownership of 20% or more of our outstanding common stock; or

     o 10 days after a person commences or publicly announces an intention to make a tender offer or exchange offer which would result in the person or a group of persons becoming the beneficial owner of 20% or more of our outstanding common stock. The earlier of the two dates above is called the distribution date.

     However, amendments nos. 1 and 3 provided that no distribution date will occur as a result of the execution, delivery and performance of, or the consummation of the transactions contemplated by, either the Agreement and Plan of Merger dated as of September 15, 1993 between United Water Resources Inc. and GWC Corporation or the Agreement and Plan of Merger dated as of August 20, 1999 between United Water Resources Inc., Lyonnaise American Holding, Inc., LAH Acquisition Co. and Suez Lyonnaise des Eaux.

     If the distribution date occurs, we will mail to each person who is a record holder of shares of common stock at the close of business on the distribution date separate certificates to represent the rights. After that time, the separate right certificates alone will represent the rights.

     Until the distribution date, unless the rights first expire or are redeemed:

     o common stock certificates will evidence the rights, whether or not a summary of the rights is attached to them and may not be transferred separately from the shares of common stock to which they are attached;

     o rights will be transferred on the surrender for transfer of common stock certificates, whether or not a summary of the rights is attached to them; and

     o common stock certificates issued after July 21, 1989, but before the distribution date, will have a notation incorporating the Rights Agreement by reference.

EXERCISING THE RIGHTS

     A right itself does not give its holder any rights as a stockholder until the right is exercised. A holder cannot exercise the rights until the distribution date.

     Exercising the Rights for Our Common Stock instead of Preferred Stock

     If a person or a group of affiliated or associated persons acquires beneficial ownership of 20% or more of our outstanding common stock, that person's rights will become null and void. Each other holder of a right who may exercise his right and upon payment of the exercise price will be entitled to receive, instead of interests in our series A participating preferred stock, shares of our common stock in an amount that has a value of two times the current purchase price of each right.

     This right to purchase shares of common stock will not arise, however, either:


     o as a result of the execution, delivery and performance of, or the consummation of the transactions contemplated by, either the Agreement and Plan of Merger dated as of September 15, 1993 between United Water Resources Inc. and GWC Corporation or the Agreement and Plan of Merger dated as of August 20, 1999 between United Water Resources Inc., Lyonnaise American Holding, Inc., LAH Acquisition Co. and Suez Lyonnaise des Eaux; or

     o when: (a) a person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of our outstanding common stock as a result of a cash tender offer for all our shares, and (b) as a result, the person or group increases its beneficial ownership to 80% or more of our outstanding common stock.

     Exercising the Rights for Shares of an Acquiring Company

     If, other than pursuant to the Agreement and Plan of Merger dated as of September 15, 1993 between United Water Resources Inc. and GWC Corporation and the Agreement and Plan of Merger dated as of August 20, 1999 between United Water Resources Inc., Lyonnaise American Holding, Inc., LAH Acquisition Co. and Suez Lyonnaise des Eaux:

     o    we are acquired in a merger or other business combination transaction;
          or

     o    50% or more of our assets or earning power is sold or transferred.

each holder who exercises his rights will have the right to receive common stock of the acquiring entity in an amount that has a value of two times the purchase price of the right.

EXPIRATION OF RIGHTS

     The rights expire:

     o    on April 22, 2006;
     o at the Effective Time as defined in the Agreement and Plan of Merger between United Water Resources Inc. and Lyonnaise American Holding, Inc., LAH Acquisition Co. and Suez Lyonnaise des Eaux, as described in amendment no. 3 dated as of August 20, 1999; or
     o if we extend the expiration date or redeem or exchange the rights earlier, as described below.

EXCHANGE AND REDEMPTION OF RIGHTS

     At any time after a person or group of affiliated persons obtains 20% or more, but before that person obtains 50% or more of our common stock, our board of directors may exchange some or all of the rights. The rights of the person or group of affiliated or associated persons will not be exchanged, as they will have become void. Our board may exchange each of the other rights for one share of common stock, or a fraction of a share of our series A participating preferred stock that has voting rights equal to our common stock, subject to adjustment as discussed below.

     Our board of directors may decide to redeem the rights in whole, but not in part, for $.01 per right at any time before a person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of our common stock.

     Effect of Redemption

     As soon as our Board has redeemed the rights, holders of the rights will only have the right to receive the $.01 per right and will no longer have the right to exercise the rights.

ADJUSTMENT OF PURCHASE PRICE

     We may adjust the purchase price that a holder must pay to exercise his right, and the number of shares of series A participating preferred stock (or other securities or property, depending on the circumstances) that are issuable when a right is exercised, to prevent the rights from being diluted. We will make these adjustments if:

     o there is a stock dividend on, or a subdivision, combination or reclassification of the series A participating preferred stock;

     o we grant holders of the series A participating preferred stock some types of rights or warrants to subscribe for or purchase shares of the series A participating preferred stock or convertible securities at a price or conversion price that is less than the current market price of the series A participating preferred stock;

     o we distribute to series A participating preferred stock holders evidences of indebtedness or assets or subscription rights or warrants other than those referred to above. This does not include regular cash dividends we may make out of earnings or retained earnings or dividends payable in preferred stock.

     However, we are only required to make these adjustments if a cumulative adjustment of at least 1% of the purchase price is needed. Except for multiples of one-hundredths of series A participating preferred stock, which we may deliver in the form of depositary receipts, we will not issue fractional interests in series A participating preferred stock. Instead, we will make an adjustment in cash based on the market price of the series A participating preferred stock on the last trading day before the exercise of the rights.

WHEN WE MAY ADJUST NUMBER OF RIGHTS AND INTERESTS IN OUR PREFERRED
STOCK

     We may adjust the number of rights, and the number of one one-hundredth interests in series A participating preferred stock to be issued when the rights are exercised, before the distribution date if:

     o    we effect a stock split of our common stock,

     o    we declare a common stock dividend payable in common stock, or

     o    we subdivide, consolidate or combine shares of our common stock.

AMENDMENTS TO THE TERMS OF THE RIGHTS

     We may amend any provision of the Rights Agreement without the consent of holders of rights including an amendment to lower the percentage of share ownership required to trigger the exercise of the rights from 20% to the greater of:

     o the highest percentage of common stock that we know is beneficially owned by one person, or

     o    10%.

However, after a person or group of affiliated or associated persons acquires beneficial ownership of 20% or more of our outstanding common stock, we may not pass any amendment that is adverse to the interests of holders of the rights.

TERMS OF THE PREFERRED STOCK

     As discussed above, a right entitles its holder to purchase one-one hundredth of a share of series A participating preferred stock. Because of the series A participating preferred stock's dividend, liquidation and voting rights, the value of each one-one hundredth of a share is intended to approximate the value of one share of common stock.

     Dividends and Distributions

     We will pay dividends and make distributions on the series A participating preferred stock only after we have done so on any other stock that has superior rights. Each share of series A participating preferred stock is entitled to a minimum quarterly dividend. This dividend rate will be the greater of:

     o    $1.00; or

     o 100 times the amount per share of any dividend we declare on our common stock (other than a dividend payable in shares of our common stock or a subdivision of our common stock), subject to adjustment.

     We may not redeem the Preferred Stock.

     Liquidation

     If United Water Resources Inc. is liquidated, the holders of series A participating preferred stock will be entitled to receive the greater of:

     o    $100 per share,  plus accrued and unpaid dividends and  distributions;
          or

     o an amount equal to 100 times the liquidation payment made for each share of common stock, subject to certain adjustments.

     Voting Rights

     Each share of series A participating preferred stock will have 100 votes on all matters that shareholders vote on, voting as one class with any other shares that have general voting rights.

     Merger, Consolidation, and Other Transactions

     If we merge, consolidate, combine or are involved in any other transaction in which shares of our common stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of series A participating preferred stock will have the right to receive 100 times the amount each share of common stock receives.

     All of the above features of the series A participating preferred stock are protected against dilution.

EFFECT OF THE RIGHTS

     The rights inhibit the possibility of a takeover because they will dilute the interest of anyone who attempts to acquire the company without our board of directors' approval (unless the acquiring person's offer requires acquisition of a significant number of rights). However, because we may redeem the rights before anyone obtains beneficial ownership of 20% of more of our shares, the rights will not interfere with any merger or consolidation that our board of directors approves.


Item 2.  Exhibits

Number        Description

1. Rights Agreement dated as of July 12, 1989 between United Water Resources Inc. and First Chicago Interstate Bank, Ltd., which includes the form of Certificate of Amendment creating the Series A Participating Preferred Stock, without par value, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 1 to United Water Resources Inc.'s Form 8-A dated July 26, 1989).

2. Amendment No. 1 to the Rights Agreement, dated as of September 15, 1993 between United Water Resources Inc. and First Interstate Bank of California as successor to the trust business of First Interstate Bank, Ltd.
     (incorporated by reference to Exhibit 2 to United Water Resources Inc.'s Form 8-A/A filed August 3, 1999).

3. Amendment No. 2 to the Rights Agreement, dated as of July 30, 1999 between United Water Resources Inc. and ChaseMellon Shareholder Services, LLC as successor to the trust business of First Interstate Bank, Ltd. (incorporated by reference to Exhibit 3 to United Water Resources Inc.'s Form 8-A/A filed August 3, 1999).

4. Amendment No. 3 to the Rights Agreement, dated as of August 20, 1999 between United Water Resources Inc. and ChaseMellon Shareholder Services, LLC as successor to the trust business of First Interstate Bank, Ltd., which includes as Annex A the Agreement and Plan of Merger dated as of August 20, 1999 between United Water Resources Inc., Lyonnaise American Holding, Inc., LAH Acquisition Co. and Suez Lyonnaise des Eaux (filed herewith).

5. Agreement and Plan of Merger dated as of August 20, 1999, by and among United Water Resources Inc., Lyonnaise American Holding, Inc., LAH Acquisition Co. and Suez Lyonnaise des Eaux (incorporated by reference to
     Exhibit 2.1 to United  Water  Resources  Inc.'s  Form 8-K filed  August 27,
     1999).

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    UNITED WATER RESOURCES INC.
                                    (Registrant)


Date: August 27, 1999                    By:  /s/ Donald L. Correll
                                              ---------------------------------
                                         Name:  Donald L. Correll
                                         Title: Chief Executive Officer

                                  EXHIBIT INDEX

Number    Description


1. Rights Agreement dated as of July 12, 1989 between United Water Resources Inc. and First Chicago Interstate Bank, Ltd., which includes the form of Certificate of Amendment creating the Series A Participating Preferred Stock, without par value, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to
          Exhibit 1 to United  Water  Resources  Inc.'s  Form 8-A dated July 26,
          1989).

2. Amendment No. 1 to the Rights Agreement, dated as of September 15, 1993 between United Water Resources Inc. and First Interstate Bank of California as successor to the trust business of First Interstate Bank, Ltd. (incorporated by reference to Exhibit 2 to United Water Resources Inc.'s Form 8-A/A filed August 3, 1999).

3. Amendment No. 2 to the Rights Agreement, dated as of July 30, 1999 between United Water Resources Inc. and ChaseMellon Shareholder Services, LLC as successor to the trust business of First Interstate Bank, Ltd. (incorporated by reference to Exhibit 3 to United Water Resources Inc.'s Form 8-A/A filed August 3, 1999).

4. Amendment No. 3 to the Rights Agreement, dated as of August 20, 1999 between United Water Resources Inc. and ChaseMellon Shareholder Services, LLC as successor to the trust business of First Interstate Bank, Ltd., which includes as Annex A the Agreement and Plan of Merger dated as of August 20, 1999 between United Water Resources Inc., Lyonnaise American Holding, Inc., LAH Acquisition Co. and Suez Lyonnaise des Eaux (filed herewith).

5. Agreement and Plan of Merger dated as of August 20, 1999, by and among United Water Resources Inc., Lyonnaise American Holding, Inc., LAH Acquisition Co. and Suez Lyonnaise des Eaux (incorporated by reference to Exhibit 2.1 to United Water Resources Inc.'s Form 8-K filed August 27, 1999).